Condensed Consolidated Financial Statements of

MICROMEM TECHNOLOGIES INC.

For the three months ended January 31, 2015 and 2014

(Expressed in United States Dollars)

MICROMEM TECHNOLOGIES INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

TABLE OF CONTENTS

1.	Reporting Entity and Nature of Business

2.	Going Concern

3.	Basis of Presentation

4.	Continuity of Significant Accounting Policies and Reporting Procedures

5.	Deposits and Other Receivables

6.	Property and Equipment

7.	Deferred Development Costs

8.	Intangible Assets and Patents

9.	Shareholders’ Equity , Stock Options, Warrants and Loss per Share

10.	Income Taxes

11.	Expenses

12.	Management Compensation and Related Party Transactions

13.	Commitments and Contingencies

14.	Subsequent Events

MICROMEM TECHNOLOGIES INC.
CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(Expressed in United States dollars)

	January 31,	October 31,
	2015	2014
Assets
Current assets:
Cash	$336,890	$935,987
Deposits and other receivables (Note 5)	2,066,638	872,766
	2,403,528	1,808,753

Property and equipment, net (Note 6)	19,690	21,483
Deferred development costs (Note 7)	2,938,031	3,525,456
Intangible assets, net (Note 8)	72,571	77,409
Patents, net (Note 8)	229,188	203,504
	$5,663,008	$5,636,605

Liabilities and Shareholders' Equity
Current liabilities:
Accounts payable and accrued liabilities	872,546	773,832
	$872,546	$773,832
Shareholders' Equity
Share capital: (Note 9) Authorized: 2,000,000 special preference shares, redeemable, voting Unlimited common shares without par value Issued and outstanding: 191,425,600 common shares (2014: 188,436,724) (Note 9)	$71,640,106	$70,802,776
Contributed surplus (Note 9)	27,165,125	27,436,678
Deficit	(94,014,769)	(93,376,681)
	4,790,462	4,862,773

	$5,663,008	$5,636,605

"Joseph Fuda" (Signed)
Joseph Fuda, Director

"David Sharpless" (Signed)
David Sharpless, Director

See accompanying notes.

MICROMEM TECHNOLOGIES INC.
CONDENSED STATEMENTS OF CONSOLIDATED LOSS AND COMPREHENSIVE LOSS
(Expressed in United States dollars)

For the three months ended January 31, 2015 and 2014

	2015	2014
Costs and expenses (income):
Administration (Note 11)	$107,117	$113,149
Professional, other fees and salaries (Note 11)	493,544	344,780
Development costs	9,131	5,689
Travel and entertainment	36,329	70,179
Amortization of property and equipment	1,793	1,683
Amortization of intangible assets and patents	-	-
Foreign exchange loss	(9,826)	16,643
Loss from operations	638,088	552,123

Net loss before income taxes	(638,088)	(552,123)

Income taxes (Note 10)	-	-

Net loss and comprehensive loss	$(638,088)	$(552,123)

Loss per share - basic and diluted	$(0.00)	$(0.00)

Weighted average number of shares	188,855,547	159,965,615

See accompanying notes.

MICROMEM TECHNOLOGIES INC.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in United States dollars)

For the three months ended January 31, 2015 and 2014

	2015	2014
Cash flows from operating activities:
Net loss	$(638,088)	$(552,123)
Adjustments to reconcile loss for the period to net cash used in operating activities:
Amortization of patents and intangible assets	-	-
Amortization of property and equipment	1,793	1,683
Stock based compensation		-
Increase (Decrease) in deposits and other receivables	(304,958)	35,652
(Decrease) Increase in accounts payable and accrued liabilities	175,962	(21,014)
Net cash used in operating activities	(765,291)	(535,802)

Cash flows from investing activities:
Purchase of property and equipment		(9,456)
Patents	(42,819)	(24,774)
Deferred development costs	(827,124)	(232,291)
Deferred development costs collected	470,360	-
Net cash used in investing activities	(399,583)	(266,521)

Cash flows from financing activities:
Issue of common shares	565,777	1,486,022
Bridge loans advances	-	29,157
Bridge loan repayments	-	(17,071)
Net cash provided by financing activities	565,777	1,498,108

Increase (decrease) in cash	(599,097)	695,785

Cash, beginning of period	935,987	821,283

Cash, end of period	$336,890	$1,517,068

See accompanying notes.

MICROMEM TECHNOLOGIES INC.
Condensed Consolidated Statements of Changes in Shareholders' Equity
(Expressed in United States dollars)

	Number of	Share capital	Contributed	Equity component	Deficit	Total
	Shares		surplus	0f Bridge loan

Balance as at November 01, 2013	158,491,425	$57,755,613	$32,822,327	$1,557	$(89,043,178)	$1,536,319

Private placement of units for cash	-	-	-	-	-	-
Warrants extended	-	-	168,632	-	(168,632)	-
Reclassed for warrants exercised	-	-	-	-	-	-
Warrants exercised	6,325,224	1,486,022	-	-	-	1,486,022
Fair value of warrants exercised	-	1,556,231	(1,556,231)	-	-	-
Bridge loan converted	2,517,501	302,100	1,557	(1,557)	-	302,100
Warrants issued on conversion of bridge loan		(2,684,470)	2,684,470	-	-	-
Net loss and comprehensive loss	-	-	-	-	(552,123)	(552,123)
Balance at January 31, 2014	167,334,150	58,415,496	34,120,755	-	(89,763,933)	2,772,318

Balance as at November 01, 2014	188,436,724	70,802,776	27,436,678	-	(93,376,681)	4,862,773

Private placement of units for cash
Warrants exercised	2,988,876	565,777	-	-	-	565,777
Fair value of warrants exercised	-	271,553	(271,553)	-	-	-
Net loss and comprehensive loss	-	-	-	-	(638,088)	(638,088)
Balance at January 31, 2015	191,425,600	71,640,106	27,165,125	-	(94,014,769)	4,790,462

MICROMEM TECHNOLOGIES INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the three months ended January 31, 2015 and 2014

1.	REPORTING ENTITY AND NATURE OF BUSINESS

Micromem Technologies Inc. (“Micromem” or the “Company”) is incorporated under the laws of the Province of Ontario, Canada. The principal business address of the Company is 121 Richmond Street West, Suite 304, Toronto, Ontario, Canada.

The Company develops, based upon proprietary technology, customized sensor applications for companies operating internationally in a variety of industries.

These condensed consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries:

(i)

Micromem Applied Sensors Technology, Inc. (“MAST”) incorporated in November 2007 and domiciled in Delaware, United States. MAST has the primary responsibility for the exploitation of the Company’s technologies in conjunction with various strategic partners and customers.

(ii)

7070179 Canada Inc., incorporated in October 2008 under the Canada Business Corporations Act in Ontario, Canada. The Company has assigned to this entity its rights, title and interests in certain patents which it previously held, directly in exchange for common shares of this entity.

(iii)

Memtech International Inc., Bahamas; Memtech International (USA) Inc., Delaware, United States; Pageant Technologies (USA) Inc., United States; Pageant Technologies Inc., Barbados; and Micromem Holdings (Barbados) Inc., Barbados. All of these entities are inactive.

These consolidated financial statements were authorized for issuance and release by the Company’s Board of Directors on March 31, 2015.

MICROMEM TECHNOLOGIES INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the three months ended January 31, 2015 and 2014

2.	GOING CONCERN

These consolidated financial statements have been prepared on the “going concern” basis in accordance with International Financial Reporting Standards (“IFRS”), which presumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.

There are uncertainties related to conditions and events that cast doubt about the Company’s ability to continue as a going concern for a reasonable period of time in future. During the three months ended January 31, 2015, the Company reported a loss from operations of $638,088 (2014: $552,123).

The Company reports working capital of $1,530,982 at January 31, 2015 compared to $1,034,921 at October 31, 2014.

The Company’s future success depends on the profitable commercialization of its proprietary sensor technology. Based upon its current operating and financial plans, management of the Company believes that it will have sufficient access to financial resources to fund the Company’s planned operations through fiscal 2015; however, if the Company is not able to complete its financial plans and/or is not able to profitably commercialize its technology, then there is doubt the Company can continue as a going concern.

If the “going concern” assumption were not appropriate for these consolidated financial statements then adjustments would be necessary to the carrying value of assets and liabilities, the reported expenses and the balance sheet classifications used; in such cases, these adjustments could be material.

MICROMEM TECHNOLOGIES INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the three months ended January 31, 2015 and 2014

3.	BASIS OF PRESENTATION

a)	Statement of compliance:

These condensed interim quarterly consolidated financial statements have been prepared in accordance with IFRS and its interpretations adopted by International Accounting Standards Board (“IASB”) and comply with the requirements of IAS standard 34, Interim Financial Reporting.

b)	Basis of measurement:

The consolidated financial statements have been prepared on the historical cost basis, except for financial instruments designated at fair value through profit and loss, which are stated at their fair value.

c)	Functional and presentation currency:

These consolidated financial statements are presented in United States dollars (“U.S. dollars”), which is also the Company’s functional currency.

d)	Use of estimates and judgments:

The preparation of the consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Information about assumptions and estimation uncertainties that have a risk of resulting in a material adjustment are as follows:

i)	The Company makes estimates and utilizes assumptions in determining the fair value for stock based compensation expense, warrants and unit private placements.

MICROMEM TECHNOLOGIES INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the three months ended January 31, 2015 and 2014

3.	BASIS OF PRESENTATION (Cont’d)

d)	Use of estimates and judgments: (Cont’d)

ii)

The Company makes estimates related to the recovery of deferred development costs based on the expectation and assumption of realizing revenues from commercial agreements with the companies for whom these projects have been undertaken. Changes in these expectations and assumptions could result in a change in the recoverable amount calculated.

iii)

The Company makes estimates related to the useful lives of property and equipment, patents and intangible assets and the related amortization. The Company also periodically assesses the recoverability of long-lived assets. The recoverability analysis requires the Company to make assumptions about future operations. Changes to one or more assumptions would result in a change in the recoverable amount calculated and/or amortization expensed.

iv)

Deferred income tax assets are recognized for all deductible temporary differences, carry-forward of unused tax assets and unused tax losses, to the extent that it is probable that future taxable profit will be available against which the deductible temporary differences and carry-forward of unused tax assets and unused tax losses can be utilized. At January 31, 2015, the Company has assessed that it may not be probable that sufficient taxable profit will be available to use deferred income tax assets based on operating losses in prior years, therefore, there are no balances carried in the consolidated statements of financial position for such assets.

v)	The Company applies judgment in assessing the functional currency of each entity consolidated in these financial statements.

MICROMEM TECHNOLOGIES INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the three months ended January 31, 2015 and 2014

4.	CONTINUITY OF SIGNIFICANT ACCOUNTING POLICIES AND REPORTING PROCEDURES

e)	Accounting Policies:

These unaudited interim condensed consolidated financial statements follow the same accounting policies and methods of application as set in the audited consolidated financial statements for the year ended October 31, 2014 and should be read in conjunction with the audited consolidated financial statements. There have been no changes in accounting policies or methods of application of accounting policies in the quarter ending January 31, 2015.

f)	New Standards:

Certain new standards, interpretations and amendments to existing standards have been issued by the IASB or the IFRS Interpretations Committee that are mandatory for future accounting periods. These include: IFRS 2, Share Based Payments; IFRS 15, Revenues from Contracts with Customers; IAS 32 Financial Instruments; IFRS 9 - Financial Instruments. The Company is currently assessing the impact of these standards – there is no effect or impact on the Company’s financial statements for the period ending January 31, 2015.

g)	Fair Values:

There were no changes in the methods and assumptions used in estimating the fair value of the Company’s financial instruments and no changes to the classification of financial instruments in terms of the levels of financial hierarchy during the quarter ending January 31, 2015 from that which was reported at October 31, 2014.

h)	Capital Management:

There have been no changes to the objectives, policies and procedures that the Company has adopted and implemented with respect to capital management during the quarter ending January 31, 2015 from those disclosed at October 31, 2014.

i)	Financial Risks:

The Company is exposed to and evaluates a variety of financial risks relative to its activities: market risk (including foreign exchange risk and interest rate risk), liquidity risk and credit risk. The overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects financial performance. Risk management is carried out under policies approved by the Board of Directors. Management is charged with the responsibility of establishing controls and procedures to ensure that financial risks are mitigated in accordance with the approved policies. Based on management’s assessment as of January 31, 2015, the financial risks have not significantly changed since October 31, 2014. The Company continues to closely monitor its working capital position.

MICROMEM TECHNOLOGIES INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the three months ended January 31, 2015 and 2014

5.	DEPOSITS AND OTHER RECEIVABLES

The balance reported as Deposits and other Receivable consists of:

	January 31,	October 31,
	2015	2014
Accounts receivable under development contracts with clients (Note 14)	1,338,914	450,000

Advances to Officers, Directors and employees (Note 14)	575,480	386,031

Prepaid insurance and other	152,244	36,735

	2,066,638	872,766

MICROMEM TECHNOLOGIES INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the three months ended January 31, 2015 and 2014

6.	PROPERTY AND EQUIPMENT

	Computers	Furniture and	Total
		Equipment

Cost

At November 1, 2013	$49,213	25,989	$75,202
Additions	16,508	-	16,508
Disposals	(13,436)	-	(13,436)
Year ended October 31, 2014	$52,285	$25,989	$78,274

At November 1, 2014	$52,285	25,989	$78,274
Additions	-	-	-
Disposals	-	-	-
Three months ended January 31, 2015	$52,285	$25,989	$78,274

Accumulated amortization	Computers	Furniture and	Total
		Equipment

At November 1, 2013	$35,215	25,989	$61,204
Amortization for the year	7,357	-	7,357
Adjustment for disposals	(11,770)	-	(11,770)
Year ended October 31, 2014	$30,802	$25,989	$56,791

At November 1, 2014	$30,802	25,989	$56,791
Amortization for the period	1,793	-	1,793
Adjustment for disposals	-	-	-
Three months ended January 31, 2015	$32,595	$25,989	$58,584

Net book value at October 31, 2014	$21,483	-	$21,483
Net book value at January 31, 2015	$19,690	-	$19,690

MICROMEM TECHNOLOGIES INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the three months ended January 31, 2015 and 2014

7.	DEFERRED DEVELOPMENT COSTS

The breakdown of development costs that have been capitalized is as follows:

	January	October
	2015	2014

Opening balance	$3,525,456	$928,077
Additional project costs incurred	771,849	3,936,459
Recovery of deferred development costs	(1,359,274)	(662,290)
Writedown of project costs	-	(676,790)
Closing balance	$2,938,031	$3,525,456

Additions to deferred development costs includes patent amortization of $17,135 (2014 - $7,328).

To date, the Company has recovered from its development partners a portion of the costs it has incurred as deferred development costs coincident with meeting milestones as stipulated in development contracts.

MICROMEM TECHNOLOGIES INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the three months ended January 31, 2015 and 2014

8.	INTANGIBLE ASSETS AND PATENTS

Intangible Assets

Cost

At November 01, 2013	$135,465
Additions	-
Year ended October 31, 2014	$135,465

At November 01, 2014	$135,465
Additions	-
Three months January 31, 2015	$135,465

Accumulated amortization

At November 01, 2013	$38,704
Amortization for the year	19,352
Year ended October 31, 2014	$58,056

At November 01, 2014	$58,056
Amortization for the period	4,838
Three months January 31, 2015	$62,894

Net book value at October 31, 2014	$77,409
Net book value at January 31, 2015	$72,571

MICROMEM TECHNOLOGIES INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the three months ended January 31, 2015 and 2014

8.	INTANGIBLE ASSETS AND PATENTS (Cont’d)

Patents

Cost

At November 1, 2013	$134,172
Additions	176,381
Year ended October 31, 2014	$310,553

At November 1, 2014	$310,553
Additions net,	42,819
Three months January 31, 2015	$353,372

Amortization

At November 1, 2013	$62,577
Amortization for the year	44,472
Year ended October 31, 2014	$107,049

At November 1, 2014	$107,049
Amortization for the period	17,135
Three months ended January 31, 2015	$124,184

Net book value at October 31, 2014	$203,504
Net book value at January 31, 2015	$229,188

MICROMEM TECHNOLOGIES INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the three months ended January 31, 2015 and 2014

9.	SHAREHOLDERS’ EQUITY, STOCK OPTIONS, WARRANTS AND LOSS PER SHARE

a)	Share Capital:

	Number of		Amount
	Shares	$

Balance at November 1, 2013	158,491,425		$57,755,613

Private placement of units for cash	-		-
Warrants exercised	27,410,717		6,801,619
Fair value of warrants exercised	-		6,078,497
Share issued on conversion of bridge loans	2,517,501		302,100
Warrants issued on conversion of bridge loans			(143,406)
Share issued on settlement of accounts payable	17,081		8,353
Balance at October 31, 2014	188,436,724		$70,802,776

Warrants exercised	2,988,876		565,777
Fair value of warrants exercised	-		271,553
Balance at January 31, 2015	191,425,600		$71,640,106

MICROMEM TECHNOLOGIES INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the three months ended January 31, 2015 and 2014

9.	SHAREHOLDERS’ EQUITY, STOCK OPTIONS, WARRANTS AND LOSS PER SHARE (Cont’d)

b)	Stock Options:

The Company did not grant any stock options during the quarters ending January 31, 2015 and 2014 and, accordingly, reports nil stock based compensation expense for each of these quarters.

The Company reports the following stock options outstanding at January 31, 2015, all of which are exercisable:

				Weighted
				average
				remaining
				life
Date of issue	# Issued	Strike Price		(in years)	Expiry Date

April 5, 2011	125,000	0.35		1.1	April 5, 2016
October 31, 2011	7,275,000	0.20		1.7	October 31, 2016
April 10, 2012	1,905,000	0.35		2.1	April 10, 2017
January 22, 2013	1,090,000	0.30	CDN	2.9	January 22, 2018
September 16, 2013	780,000	0.27	CDN	3.6	September 16, 2018
October 17, 2013	300,000	0.35		3.7	October 17, 2018
February 10, 2014	350,000	0.85		4.0	February 10, 2019
April 25, 2014	280,000	0.64		4.2	April 25, 2019
	12,105,000

MICROMEM TECHNOLOGIES INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the three months ended January 31, 2015 and 2014

9.	SHAREHOLDERS’ EQUITY, STOCK OPTIONS, WARRANTS AND LOSS PER SHARE (Cont’d)

c)	Loss Per Share:

The calculation of basic and diluted loss per share for the period ended January 31, 2015 was based on the loss attributable to common shareholders of $638,088 (2014 - $552,123) divided by the weighted average number of common shares outstanding of 188,855,547 (2014 – 159,965,615). Diluted loss per share did not include the effect of outstanding stock options as they are anti-dilutive.

d)	Share Purchase Warrants:

In the quarter ended January 31, 2015 the Company realized proceeds of $565,777 from the exercise of 2,988,876 common share purchase warrants (quarter ended January 31, 2014 - $1,486,022 from the exercise of 6,325,224 common share purchase warrants).

In the quarter ended January 31, 2014 the Company extended the expiry date on a total of 1,405,026 common share purchases warrants which would have otherwise expired in the quarter. These warrants were extended for a period of six months in each case. The strike price of these warrants was changed from $0.41 - $0.45 per warrant to $0.50 to $.55 per warrant. The Company recorded a charge to the Deficit as reported of $168,632 with an offsetting charge to contributed surplus to reflect this extension, calculated in accordance with the Black Scholes option – pricing model.

The assumptions used in applying the Black Scholes model were as follows:

2014
Share price	$0.50-$0.55
Volatility factor (based on historical volality)	121-127%
Risk free interest rate	1.02%
Dividend yield	0%
Expected life	6 months

MICROMEM TECHNOLOGIES INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the three months ended January 31, 2015 and 2014

9.	SHAREHOLDERS’ EQUITY, STOCK OPTIONS, WARRANTS AND LOSS PER SHARE (Cont’d)

The continuity of outstanding share purchase warrants is as below:

		Weighted
		average	Proceeds
	Warrants	exercise price	Realized

Balance outstanding at October 31,2013	29,761,012	$0.27
Exercised	(27,410,717)	($0.25)	6,801,619
Expired	(382,333)	($0.48)
Granted	2,517,501	$0.12
Balance outstanding at October 31, 2014	4,485,463	$0.37	-
Exercised	(2,988,876)	$(0.19)	565,777
Expired	(1,496,587)	(0.73)
Balance at January 31, 2015	-	-

MICROMEM TECHNOLOGIES INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the three months ended January 31, 2015 and 2014

9.	SHAREHOLDERS’ EQUITY, STOCK OPTIONS, WARRANTS AND LOSS PER SHARE (Cont’d)

e)	Contributed Surplus:

Balance outstanding at November 01, 2013	$32,822,327

Stock based compensation expense relating to stock options issued	379,253
Common share purchase warrants
(a) Issued	-
(b) Extended	168,632
Transferred from equity component of bridge loan due to conversion	1,557
Warrants issued on conversion of bridge loan (Note 14)	143,406
Fair value of warrants exercised	(6,078,497)
Balance at October 31, 2014	$27,436,678

Fair value of warrants exercised	(271,553)
Balance at January 31, 2015	$27,165,125

MICROMEM TECHNOLOGIES INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the three months ended January 31, 2015 and 2014

10.	INCOME TAXES

The Company has non-capital losses of approximately $25.6 million available to reduce future taxable income, the benefit of which has not been recognized in these consolidated financial statements. As of January 31, 2015 the tax losses expire as follows:

		Other
	Canada	foreign	Total
2015	2,849,213	-	2,849,213
2022	-	7,301	7,301
2023	-	9,667	9,667
2025	-	14,471	14,471
2026	2,131,530	5,254	2,136,784
2027	1,792,449	3,459	1,795,908
2028	9,294	55,519	64,813
2029	1,837,023	463,610	2,300,633
2030	2,478,623	1,886,778	4,365,401
2031	1,493,293	48,808	1,542,101
2032	1,654,957	333,962	1,988,919
2033	2,005,971	160,550	2,166,521
2034	3,148,002	3,206,207	6,354,209
	$19,400,355	$6,195,586	$25,595,941

In addition the Company has available capital loss carry forwards of approximately $1.5 million to reduce future taxable capital gains, the benefit of which has not been recognized in these consolidated financial statements. These losses carry forward indefinitely.

MICROMEM TECHNOLOGIES INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the three months ended January 31, 2015 and 2014

11.	EXPENSES

Administration
The components of general and administration expenses are as follows:

	2015	2014

General and administrative	$24,750	$14,517
Rent and occupancy cost	19,429	21,937
Interest expense	-	28,640
Office insurance	14,561	14,741
Telephone	5,437	7,241
Investor relations, listing and filling fees	42,940	26,073
	$107,117	$113,148

Professional, other fees and salaries
The components of professional, other fees and salaries expenses are as follows:

	2015	2014

Professional fees	$148,007	$44,569
Consulting fees	196,702	196,917
Salaries and benefits	148,835	103,294
	$493,544	$344,780

MICROMEM TECHNOLOGIES INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the three months ended January 31, 2015 and 2014

12.	MANAGEMENT COMPENSATION AND RELATED PARTY TRANSACTIONS

The Company reports the following related party transactions:

(a)	Chairman:

The Chairman receives cash compensation on a month to month basis calculated at an annual rate of $150,000 CDN. The total compensation paid to the Chairman during the quarter ended January 31, 2015 was $31,467 of cash compensation and $nil of stock based compensation (2014 - $34,729 of cash compensation and $nil of stock based compensation).

(b)	Management and consulting fees:

Included in professional fees, other fees and salaries as reported are management and consulting fees paid or payable to individuals (or companies controlled by such individuals) who served as officers and directors of the Company. The total compensation paid to such parties during the quarter ended January 31, 2015 was $140,664 of cash compensation and $nil of stock based compensation (2014 - $164,530 of cash compensation and $nil of stock based compensation).

(c)

On February 19, 2014 the Company appointed an individual to serve as its Chief Technology Officer and also to serve as a director of the Company. Since that date this individual, through the Company in which he is a major shareholder has invoiced the Company for engineering and design services as totaling $1,843,643 through October 31, 2014 and an additional $329,704 in the quarter ending January 31, 2015. These charges have been capitalized as deferred development costs.

(d)	Advances:

At January 31, 2015 the Company reports advances due from senior management and staff in the amount of $575,480 (January 31, 2014: nil advances outstanding). These advances are of a short term nature and are recoverable against future compensation due to these individuals. Refer to Note 14, Subsequent Events, for settlement of these advances.

MICROMEM TECHNOLOGIES INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the three months ended January 31, 2015 and 2014

13.	COMMITMENTS AND CONTINGENCIES

The Company secured new leased premises in June 2012. The lease term is for 5 years and stipulates base monthly rental expenses of $3800 CDN. Lease commitments are as follows – commitments less than one year of $44,000 CDN; commitments in years 2-3 total $77,000 CDN.

The Company has certain outstanding commitments to 3rd party subcontractors with respect to deferred development costs. These commitments are as follows- commitments less than one year of $1,799,000; commitments between years 2-5 total $934,000.

On November 17, 2014, Micromem and MAST, (“Plaintiffs”) commenced a lawsuit in the United States District Court for the Southern District of New York against Dreifus Associates Limited and Henry Dreifus, (“Defendants”). The Plaintiffs’ original complaint contained five causes of action by which they sought money damages, declaratory relief and specific performance relating to certain contracts. On February 24, 2015, the Plaintiffs filed an amended complaint to add a claim for declaratory relief relating to a patent held by the Plaintiffs. The Defendants have responded to the allegations on March 17th, 2015 (Note 14).

MICROMEM TECHNOLOGIES INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the three months ended January 31, 2015 and 2014

14.	SUBSEQUENT EVENTS

The company reposts the following subsequent events.

(a)	The Company collected $921,633 of amounts receivable under development contracts with clients which were outstanding at January 31, 2015.

(b)

The Company settled in full the $251,000 advance provided to the President of MAST in May 2014 which was outstanding at January 31, 2015 through the award of additional performance based compensation to that officer in February 2015. Of the balance of $324,480 of advances provided to officers, directors and employees, which amount was outstanding at January 31, 2015, a total of $157,381 was repaid to the Company by March 31, 2015.

(c)

In March 2015, the Defendants responded to the allegations filed by the Company (Note 13). The Defendants have denied the substantive allegations in the complaints filed by the Company and seek to have the action transferred to Florida where the Defendants reside. Additionally the Defendants have counterclaimed seeking approximately $270,000 of disputed charges for services allegedly rendered and also seeking inventor- ship status on one of the Company’s patents.

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